CuriosityStream Inc.

8484 Georgia Ave., Suite 700

Silver Spring, MD 20910

February 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald E. Field

Re:	CuriosityStream Inc.
Registration Statement on Form S-1
File No. 333-252617

Acceleration Request
Requested Date: February 3, 2021
Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective on February 3, 2021, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

Please contact Chris Peterson of Arnold & Porter LLP via telephone at (212) 836-8861 or via e-mail (Christopher.peterson@arnoldporter.com) with any questions and please notify him when this request for acceleration has been granted.

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Very truly yours,

CURIOSITYSTREAM, INC.

By:	/s/ Tia Cudahy
Name:	Tia Cudahy
Title:	Chief Operating Officer and General Counsel